Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the six month period ended June 30, 2006 and should be read in conjunction with the consolidated financial statements for the period ended June 30, 2006 and related notes contained in the report.  The date of this management’s discussion and analysis is August 11, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Review of Exploration Projects

Almaden Gold Project, Idaho

Freegold is re-activating and re-evaluating its Almaden gold project.  Located 12 miles east of Weiser, Idaho, this 2,980 acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power’s transmission lines.  Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997.  The 1997 study by Watts, Griffis and McOuat Limited is referenced in a new 43-101 report that was filed on SEDAR on March 15, 2006.  The historic WGM 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year at an overall 0.6 to 1 strip ratio.  In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.

Almaden is a classic hot spring epithermal gold deposit.  Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock.  There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone.  Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a maximum depth of 490 feet.  Freegold’s recent 43-101 report contained an independent resource calculation showing 515,834 ounces in the Indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 ounces in the Inferred category (19,989,000 tons grading 0.018 oz/ton).  The current gold resource at Almaden is defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity. Following the completion of a new geological model (which was still in progress at the time of the 43-101 report was finalized), it is anticipated that the bulk of these resources will be brought back into the measured and indicated category as part of the next resource evaluation.

Freegold has recently commenced a new 34,000 foot drill program designed to define new gold resources at Almaden.  This new drilling follows the recent re-evaluation of the company's 1997 feasibility study by Hatch Limited.  The WGM study recommended that additional drilling be conducted to test areas of the deposit that remained open laterally and at depth.  These possible expansion areas were confirmed during Freegold's re-modelling of the deposit, and include the following:

•

the periphery of the Main and North zones where a number of holes drilled by previous operators intercepted thick intervals of resource grade mineralization (+.011 oz/ton cut-off) that were not brought into the model due to the wide spacing of the drilling;

•

the southern portion of the Main zone which remains open;

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depth extensions within the Main and North zones where prior drill holes ended in resource grade material; and

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an area 1,500 feet to the west of the North Zone where seven previous holes intersected significant shallow mineralization (eg. hole SW13: 180 feet grading 0.038 oz/ton, hole SW40: 160 feet grading 0.053 oz/ton). Six of these holes containing resource-grade mineralization are located in a 200-foot by 50-foot wide area that is currently open for more than 500 feet in two directions and between 200 and 300 feet in the other two directions.

Core drilling commenced on July 8, 2006 and a reverse circulation rig is expected to be on site at the beginning of September.  The 34,000 foot resource expansion program is comprised of approximately 2,500 feet of large diameter PQ core drilling that will be used for supplemental metallurgical testing, 16,500 feet of HQ core drilling, and 15,000 feet of RC drilling.  Drilling is forecast to be complete by mid-November at which time a new independent 43-101 resource calculation will be generated.  Mine Development Associates (“MDA”) of Reno, NV has been engaged to assist the Company in the ongoing modelling of the deposit, and to prepare an updated 43-101 compliant resource calculation.

A new metallurgical test program has also commenced that will seek to enhance the project through improved gold recoveries.  One of Hatch's conclusions from its review was that inadequate testing had been done in the past to determine the optimal crush size for the project.  While the 1997 study was based on minus 6-inch run-of-mine material being placed on the heap leach pads, new metallurgical testing by McClelland Laboratories, Inc. of Reno, NV is testing the leaching characteristics of representative material at five different crush sizes to help determine whether smaller crush sizes and improved recoveries can enhance project economics.  In addition to the 2,500 feet of PQ core being taken from 6 locations within the deposit, the metallurgical testing will also be conducted on bulk tonnage material that will be blasted from three small surface pits in August.

Upon the completion of the updated resource calculation by MDA and the metallurgical testing by McClelland, Freegold will initiate a new preliminary assessment to determine whether the original mine design in the 1997 WGM feasibility study remains the optimal manner in which to develop the deposit.

Golden Summit Project, Alaska

Since 1992, Freegold has been systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, and less than 5 miles away from one of Alaska’s largest gold mine – Fort Knox (+350,000 oz/year). Freegold’s 8-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 6.75 million ounces of gold having been recovered from the streams that drain our project area. This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.  Freegold has conducted numerous exploration programs on its property, including drilling 188 holes (78,177 feet), 18,000 feet of surface trenching and collecting and analyzing 7,729 soil samples, allowing Freegold to trim its initial 30,940-acre property holding to 7,500-acres which hosts the most prospective targets.

Much of Freegold’s recent exploration activity has focused on an area surrounding the historic Cleary Hill Mine, which produced approximately 280,000 ounces of gold at an average grade of 1.3 ounces/ton in the early 1900’s.  A late 2005 trenching program encountered two new veins (35.3 g/t over 5 feet with a grab sample of 63.7 g/t) and 28.5 g/t over 5 feet (with grab samples of 12, 22.1 and 139 g/t) approximately 1,000 feet to the south of Cleary Hill. The trenching has also extended the strike length of the Wackwitz vein (first discovered in 2002 trenching) to over 730 feet.  A new trenching program was undertaken in June 2006 to expand upon the results in this area and to test for an eastern extension of the mine.

Trenching commenced at the old Beistline shaft, located 1,300 feet southeast of the Cleary Hill Mine. Chip channel samples by prior operators along the Beistline shaft walls graded 0.61 oz/ton over the 109 feet of the shaft, with the top 46 feet grading 1.25 oz/ton (note, these are non 43-101 compliant results which are presented here as historical information and should not be relied upon).  Trenching followed a shear zone that hosts the gold mineralization at the Beistline shaft and continued in a northwesterly direction towards the Cleary Hill Mine in an attempt to confirm whether the shear was the Cleary Hill extension.  The shear was uncovered over a total strike length of 1,000 feet through a combination of trenching along strike and in cross trenches with the final cross trench ending on strike and within 300 feet of the Banker's Stope, the highest grade and most productive ore shoot within the Cleary Hill Mine

The width of the shear zone continued to expand as the trenches moved northwest from 12 feet near the Beistline shaft to more than 25 feet halfway between the Beistline shaft and the Cleary Hill Mine. The 25 foot width of the shear exposed by a cross trench matches extremely well with results from Freegold's prior drill hole CHM96-01 which intercepted 0.16 oz/ton over 25 feet at a depth of 25 feet from surface halfway along the newly exposed shear zone.

An additional 900 feet of trenching was conducted approximately 1,000 feet south of the Cleary Hill Mine, where numerous high-grade veins were discovered at surface in last October's trenching program.  The 2005 channel sample assays across these veins include 5 feet of 1.0 oz/ton (with a grab sample of 1.9 oz/ton) and 5 feet of 0.83 oz/ton (with a grab sample of 4.1 oz/ton).  Half of the current trenching in this area was along strike of the veins with the remaining half delineating veins in cross trenching at variable intervals.  A new parallel shear zone, 50 feet south of the Wackwitz vein (which has been traced over 730 feet in prior trenching, and which contained coarse stringers of gold which have assayed 12.0 oz/ton) was also discovered.  This parallel shear zone was exposed over 200 feet of strike trenching and ranged in width from 8 to 15 feet.

This swarm of roughly parallel veins south of Cleary Hill trends North 70 degrees East (N 70o E) and appears headed toward a convergence with the North 80 degrees West  (N 80o W) trending Cleary Hill--Beistline shear zone.  Two of the eastern most cross trenches on the Cleary Hill-Beistline structure were extended 300 feet and 490 feet to the south to test for a possible intersection of these two main structural features.

A 200-foot wide zone containing extensive quartz veining accompanied by strong alteration was intersected in the most easterly 490-foot long cross trench.  In the rest of the trenches and cross trenches, numerous shears and veins were seen splitting off the main Cleary Hill--Beistline structure in the direction of the vein swarm to the south. Small flakes of visible gold were encountered in samples at numerous locations along the 1,000-foot strike length of the Cleary Hill-Beistline structure, within the veining south of Cleary Hill, and within the intersection area itself.

Samples from the trenching program are being shipped to ALS Chemex in Vancouver for assaying, and results from this program are expected to be reported by mid-August.  Following receipt of the analyses, Freegold will proceed with the next phase of work, which may include supplemental trenching or the initiation of a bulk-sampling program to more completely test the continuity and grade of the gold mineralization.

Grew Creek Project, Yukon Territory

Acquired in 2004, Freegold is earning up to a 100% interest in a 25 km long claim block within the Tintina Trench. The Tintina Gold Belt, stretching from southeastern Yukon to southwestern Alaska, is one of the most prolific gold trends in North America and host’s major gold deposits such as Donlin Creek, Fort Knox, Pogo, Dublin Gulch and Brewery Creek.  The Grew Creek Project contains the first documented epithermal (hot springs) gold occurrence in the Yukon Territory, and evidence of hydrothermal activity is found throughout the property. One deposit (the Main Zone) was discovered on the property and delineated with 147 holes by prior operators in the late 1980’s/early 1990’s. Freegold undertook its own 12-hole confirmatory drilling program on the Main Zone in 2004. Intercepts from this program included: 297 feet grading 2.25 g/t and 145 feet grading 4.34 g/t. Other higher-grade intercepts within the Main Zone from drilling conducted by prior operators include: 59 feet grading 38.8 g/t and 20 feet grading 54.9 g/t (note: these results are not true width and are non 43-101 complaint results.  These are presented here for historical purposes and should not be relied upon).

Freegold is currently assessing programs aimed at further delineating these high-grade zones and testing their currently open depth extension, along with reviewing custom milling or on-site gravity concentration alternatives.

Rob Project, Alaska

The Rob project is a 106-claim gold exploration property located in the Goodpaster mining district, 100 miles southeast of Fairbanks, Alaska. Gold mineralization on the property is hosted in intrusive and metamorphic rocks on the flank of the same 30 km long intrusive dome that also hosts the 5.5 million ounce Pogo deposit.  Pogo, which shares numerous geological and depositional characteristics to Rob, is located 22 miles from Rob. The Pogo gold mine has recently commenced production and is scheduled to produce approximately 400,000 oz gold per year.  A soil-sampling program in the mid 1990’s identified four target areas that were followed up by limited drilling and trenching programs. Freegold’s own reconnaissance work on the property has confirmed the high-grade nature of the gold mineralization that exists on the property through additional rock sampling and soil auger work.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) , and related notes.

	Years Ended December 31,(audited)
	2005	2004	2003
Total r evenues	$40,434	$168,823	$86,245
General and administrative expenses	$1,328,008	$1,381,717	$1,253,591
Mineral property costs	1,114,827	1,387,730	841,557
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,328,008) (0.04)	(1,381,717) (0.05)	(1,253,591) (0.07)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(1,368,370) (0.04)	(2,018,689) (0.08)	(1,177,923) (0.06)
Totals a ssets	9,431,704	10,442,657	10,559,236
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	June 30	Mar. 31	Dec. 31	Sep 30	June 30	Mar 31	Dec. 31	Sep 30
	2006	2006	2005	2005	2005	2005	2004	2004
Total revenues	$67,509	$3,658	$25,065	$6,865	$4,933	$3,571	$80,254	$18,308
Net loss – before tax	195,838	259,492	373,741	398,061	290,184	306,384	1,179,021	370,535
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.04	0.01
Total assets	11,137,711	9,406,647	9,431,704	9,652,159	9,792,836	10,072,692	10,442,657	10,287,302

Results of operations

The six month period ended June 30, 2006 resulted in a net loss of $455,330 which compares with a loss of $596,568 for the same period in 2005.  General and administrative expenses for the period ended June 30, 2006 were $526,497 , a decrease of $78,575 over the same period in 2005. Consulting fees of $82,701 were recorded as compared to $78,321 during the previous period.  The current consulting fees include $18,500 as a result of 50,000 performance shares issued.  The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $8,991 for the period ended June 30, 2006 compared to $157,000 for the previous period.  All other general and administrative costs were relatively the same when compared to the previous period.   Interest income of $15,864 was earned as compared to $8,504 for the same period in 2005. A gain of $55,303 was realized on the sale of investments.

During the period ended June 30, 2006, the Company incurred mineral property acquisition and deferred exploration costs of $492,684.  Of these costs, $13,471 relates to the minimum holding costs and $169,357 was incurred to review and update previous engineering and resource work on the Almaden project in Idaho. $41,546 was incurred on the Golden Summit project in Alaska and $5,476 was spent on the Rob project in Alaska.  The Company continued with the Grew Creek project in the Yukon by incurring $181,942 in exploration expenditures and $80,000 in option payments. The Company expects to receive $169,186 as a mineral tax credit from the Yukon government within the next quarter. As part of the Union Bay joint venture agreement, the Company received $30,000 and 119,048 shares of Pacific North West Capital Corp.

Shareholder relations and promotional activities undertaken by the C ompany, which included attendance at various trade shows, cost $94,161 for the period ended June 30, 2006, an increase of $18,826 over the same period in 2005.

Liquidity and capital resources

At June 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $2,301,470 compared with $689,794 at December 31, 2005.  During 200 6, 7,169,181 shares were issued for gross proceeds of $2,272,526.

The Company has a portfolio of investments with a book value of $255,460 and a market value of $329,455 as at June 30, 2006. The investments consist of 439,448 shares of Pacific North West Capital Corp. and 287,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.  The Company has 3 8 , 781 , 771 issued and outstanding shares at June 30, 2006.

Contractual commitments

 The Company does not have any contractual commitments.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the period ended June 30, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Change in accounting policies

There are no changes in significant accounting policies.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U .. S .. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at June 30, 2006, there were 38,781,771 outstanding common shares compared to 31,562,590 outstanding shares at December 31, 2005.  The increase reflects the issuance of 50,000 performance shares, 7,035,431 shares for cash, 83,750 shares on the exercise of options and 50,000 shares for a mineral property.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7e to the consolidated financial statements to June 30, 2006.

Related party transactions

A total of $51,840 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the period ended June 30, 2006.   An amount of $20,007 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the period ended June 30, 2006.  A total of $13,546 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the period ended June 30, 2006.   A total of $12,400 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the period ended June 30, 2006.  A total of $27,418 was paid to a company controlled by Kristina Walcott and 50,000 performance shares were issued to Kristina Walcott, an Officer of the Company.  A total of $75,000 was paid to Steve Manz, the President of the Company effective October 18, 2005 ..   A total of $34,273 was paid and 400,000 performance shares , vesting quarterly over a six-year period, were allotted to Michael Gross, the Vice-President Exploration of the Company effective March 13 , 200 6.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The C ompany competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

Freegold currently has one joint venture in which another company is earning an interest in Freegold’s Union Bay Alaska project by carrying all costs and making exploration expenditures.  The Company’s working capital at June 30, 2006 of $2,301,470 will enable it to continue its own exploration effects in the United States and Canada , seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explor e and develop such projects in return for the right to earn an interest in them. After the Company’s planned exploration programs on the Almaden, Idaho project and the Golden Summit, Alaska project have been completed in the Fall of 2006, the Company plans on raising further capital to continue its exploration plans.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.